                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                           RAYTEL MEDICAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   755107-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard F. Bader
                           Raytel Medical Corporation
                          2755 Campus Drive, Suite 200
                               San Mateo, CA 94403
                            Telephone: (650) 349-0800

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
--------------------------------------------------------------------------------

                                 August 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

        [X]    Richard F. Bader

        [ ]    Albert J. Henry

        [ ]    RT Acquisition Group, Inc.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 755107-10-9
--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Richard F. Bader
--------------------------------------------------------------------------------
        2.  Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)  [ ]

            (b)  [X]
--------------------------------------------------------------------------------
        3.  SEC Use Only
--------------------------------------------------------------------------------
        4.  Source of Funds (See Instructions)

            PF
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        6.  Citizenship or Place of Organization

            U.S.A.
--------------------------------------------------------------------------------
Number of        7. Sole Voting Power:
Shares
Beneficially        279,779 (1)
Owned by Each   ----------------------------------------------------------------
Reporting        8. Shared Voting Power:
Person With
                    0
                ----------------------------------------------------------------
                 9. Sole Dispositive Power:

                    279,779  (1)
                ----------------------------------------------------------------
                10. Shared Dispositive Power:

                    0
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            279,779 (1)
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):

            9.2% (2)
--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)

            IN
--------------------------------------------------------------------------------

(1) Includes 132,174 shares subject to options exercisable within 60 days after the date of this statement.

(2)     Based on 2,918,425 shares outstanding as of July 31, 2001.

CUSIP No. 755107-10-9
--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Albert J. Henry
--------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group (See Instructions):

            (a) [ ]

            (b) [X]
--------------------------------------------------------------------------------
        3.  SEC Use Only
--------------------------------------------------------------------------------
        4.  Source of Funds (See Instructions)

            PF
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        6.  Citizenship or Place of Organization

            U.S.A.
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power:
Shares
Beneficially         37,489
Owned by Each   ----------------------------------------------------------------
Reporting        8.  Shared Voting Power:
Person With
                     0
                ----------------------------------------------------------------
                 9.  Sole Dispositive Power:

                     37,489
                ----------------------------------------------------------------
                10.  Shared Dispositive Power:

                     0
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            37,489
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):

            1.3% (1)
--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)

            IN
--------------------------------------------------------------------------------

(1)     Based on 2,918,425 shares outstanding as of July 31, 2001.

Schedule 13D

CUSIP No. 755107-10-9
--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            RT Acquisition Group, Inc.
--------------------------------------------------------------------------------
        2.  Check the Appropriate Box if a Member of a Group (See Instructions):

            (a) [ ]

            (b) [X]
--------------------------------------------------------------------------------
        3.  SEC Use Only
--------------------------------------------------------------------------------
        4.  Source of Funds (See Instructions)

            Not Applicable
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        6.  Citizenship or Place of Organization

            U.S.A.
--------------------------------------------------------------------------------
Number of        7. Sole Voting Power:
Shares
Beneficially        0
Owned by Each   ----------------------------------------------------------------
Reporting        8. Shared Voting Power:
Person With
                    0
                ----------------------------------------------------------------
                 9. Sole Dispositive Power:

                    0
                ----------------------------------------------------------------
                10. Shared Dispositive Power:

                    0
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:

            0
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):

            0%
--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------

Schedule 13D

ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock"), of Raytel Medical Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2755 Campus Drive, Suite 200 San Mateo, CA 94403.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)-(c): The persons filing this Statement on Schedule 13-D (the "Reporting Persons") are:

        Richard F. Bader:

        Richard F. Bader's principal business address is Raytel Medical Corporation, 2755 Campus Drive, Suite 200 San Mateo, CA 94403. Mr. Bader's principal occupation is that of Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

        Albert J. Henry:

        Albert J. Henry's principal business address is Henry & Co., P.O. Box 148, Lake Forest, IL 60045. Mr. Henry's principal occupation is that of venture capitalist and investor.

        RT Acquisition Group, Inc.:

        RT Acquisition Group, Inc.'s principal business address is c/o Henry & Co., P.O. Box 148, Lake Forest, IL 60045. RT Acquisition Group, Inc. was formed by Mr. Bader and Mr. Henry in September 2001 for the purpose of evaluating the possibility of acquiring the outstanding equity of the Issuer and evaluating the possibility of financing any such acquisition proposal.

        (d)-(e): During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f): Mr. Bader and Mr. Henry are citizens of the U.S.A. RT Acquisition Group, Inc. is a Delaware corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        57,414 shares of Common Stock were purchased by Mr. Bader upon the exercise of stock options for an aggregate exercise price of $363,386.48. The remainder of the shares of Common Stock were purchased by Mr. Bader either in open market transactions at varying prices, or in transactions involving restricted securities prior to Issuer's initial public offering of Common Stock in November 1995 for nominal consideration. The funds for these purchases of shares of Common Stock came from Mr. Bader's personal funds.

        13,489 shares of Common Stock were purchased by Mr. Henry upon the exercise of stock options for an aggregate exercise price of approximately $53,500.00. 24,000 shares of Common Stock were purchased by Mr. Henry in open market transactions for an aggregate purchase price of $58,978.96. The funds for the purchase of these shares of Common Stock came from Mr. Henry's personal funds.

        No shares of Common Stock are beneficially owned by RT Acquisition Group, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

Schedule 13D

        Mr. Bader has previously reported his beneficial ownership of 258,922 shares of Common Stock (after giving effect to a 1-for-3 reverse stock split effective on May 22, 2001) in a Statement on Schedule 13G filed with the Securities and Exchange Commission on February 12, 1997, as amended on February 5, 1998, February 16, 1999 and February 9, 2001. Since February 9, 2001, Mr. Bader has continued to vest on shares underlying options granted to him to purchase shares of Common Stock. On July 5, 2001 and July 6, 2001, Mr. Bader acquired an additional 4,700 shares of Common Stock in open market transactions. Mr. Bader acquired and held the shares of Common Stock with investment intent and not the intent to exercise control of the Issuer (other than in his capacity as Chairman of the Board and Chief Executive Officer of the Issuer). As discussed below, on August 13, 2001, Mr. Bader contacted the Board of Directors of the Issuer regarding a proposal to purchase all of the fully-diluted equity of the Issuer and, accordingly, Mr. Bader is converting his Statement on
Schedule 13G to this Statement on Schedule 13D.

        In mid-July, 2001, Mr. Bader and Mr. Henry, who served on the Issuer's Board of Directors from 1990 until 1998, began to explore the possibility of forming an entity to acquire the outstanding equity of the Issuer. On August 13, 2001, Mr. Bader and Mr. Henry contacted the Board of Directors of the Issuer regarding a proposal to purchase all of the fully-diluted equity of the Issuer at a price of $7.00 to $9.00 per share in cash and assume or pay off all of the outstanding liabilities of the Issuer. This proposal would require outside financing in order to be consummated, which financing had not yet been arranged or sought by Mr. Bader or Mr. Henry at the time. It was determined that no discussions regarding the possibility of proceeding with such acquisition proposal would be held until a special committee of the Board of Directors of the Issuer (the "Special Committee") had been formed and legal and financial advisors to the Special Committee had been engaged. On September 25, 2001, Mr. Bader and Mr. Henry formed RT Acquisition Group, Inc. in furtherance of the possibility of proceeding with this acquisition proposal. On October 1, 2001, RT Acquisition Group, Inc. contacted the Special Committee to explore the feasibility of the Issuer entering into discussions with RT Acquisition Group, Inc. regarding this acquisition proposal. At the present time, the Reporting Persons intend to continue engaging in such informal discussions with the Special Committee and evaluating the possibility of financing any such acquisition proposal. There is no present contract, arrangement or understanding with the Issuer with respect to any such acquisition and there can be no assurance that the Special Committee will agree with any of the Reporting Persons or any entity controlled by any of them regarding any such acquisition proposal, or that any such acquisition proposal, if agreed to, could be financed on acceptable terms.

        By reason of these activities, Mr. Bader, Mr. Henry and RT Acquisition Group, Inc. may be deemed to constitute a "group" (as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1943, as amended). Except for the matters described in this Item 4 and in
Item 6 below, none of the Reporting Persons has any contract, arrangement or understanding with respect to the Issuer or the Common Stock. In connection with Mr. Bader's ongoing service to the Issuer as Chairman of the Board of Directors and Chief Executive Officer, Mr. Bader has entered into both an employment agreement and an indemnity agreement, both of which were filed as exhibits to the Issuer's Registration Statement of Form S-1, No. 33-97860, which was declared effective on November 30, 1995.

        Each of the Reporting Persons intend to monitor their respective ownership interests, if any, in the Issuer on an ongoing basis and to take such measures as any of them deems appropriate from time to time in furtherance of such interest. Any of the Reporting Persons may, from time to time, acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock then owned by any of them, if any (although none of them have any present intention to do so), discuss the Issuer's business, operations or other affairs with the Issuer's management, Board of Directors or the Special Committee, shareholders or others or take such other actions as any Reporting Person may deem appropriate. There can be no assurance that any of the Reporting Persons will proceed with any acquisition proposal, or that any such proposal could be financed on acceptable terms. Notwithstanding the foregoing, except as described in this Item 4, no Reporting Person has any present plan or proposal which would relate to or would result in any of the actions referred to in items
(a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Each of the Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Schedule 13D

        (a) Mr. Bader beneficially owns 279,779 shares of Common Stock, including 132,174 shares subject to options exercisable within 60 days after the date of this Statement. Based on 2,918,425 shares of Common Stock outstanding as of July 31, 2001 as reported on the Issuer's Form 10-Q for the quarterly period ending June 30, 2001, Mr. Bader beneficially owns approximately 9.2% of the outstanding shares of the Common Stock of the Issuer.

                Mr. Henry beneficially owns 37,489 shares of Common Stock. Based on 2,918,425 shares of Common Stock outstanding as of July 31, 2001 as reported on the Issuer's Form 10-Q for the quarterly period ending June 30, 2001, Mr. Henry beneficially owns approximately 1.3% of the outstanding shares of the Common Stock of the Issuer.

                RT Acquisition Group, Inc. does not own any shares of Common Stock.

        (b) Mr. Bader exercises sole voting and dispositive power with respect to all 279,779 shares of Common Stock owned.

                Mr. Henry exercises sole voting and dispositive power with respect to all 37,489 shares of Common Stock owned.

                RT Acquisition Group, Inc. does not own any shares of Common Stock.

        (c) On July 5, 2001, Mr. Bader acquired an additional 900 shares of Common Stock in two open market transactions in lots of 300 and 600 shares, at a purchase price per share of $2.01 and $2.10, respectively. On July 6, 2001, Mr. Bader acquired an additional 3,800 shares of Common Stock in two open market transactions in lots of 3,300 shares and 500 shares at a purchase price per share of $2.15 and $2.21, respectively.

        (d)-(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than the Joint Filing Agreement filed as Exhibit 1 to this filing and as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        No.           Description
        ---           -----------
        1             Joint Filing Agreement

Schedule 13D

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     September 28, 2001


                                                   /s/  Richard F. Bader
                                              ----------------------------------
                                                     Richard F. Bader


                                                   /s/  Albert J. Henry
                                              ----------------------------------
                                                     Albert J. Henry


                                              RT Acquisition Group, Inc.


                                              By:  /s/  Albert J. Henry
                                                  ------------------------------
                                              Name:   Albert J. Henry
                                              Title:  hairman